Exhibit 99.5

Medifocus, Inc. Launches Advertising and Marketing Campaign to Increase

Shareholder Awareness of Its Breast Cancer Technology

Campaign Includes Bloomberg TV, BNN, Fox Business News and USA Today Initiatives

COLUMBIA, MD and TORONTO, ON—(Marketwired - Nov 25, 2014) - Medifocus, Inc. (OTCQX: MDFZF) (TSX VENTURE: MFS) announced today that it has launched an advertising and marketing campaign in the U.S. to increase shareholder awareness geared specifically towards its Adaptive Phased Array (APA) Microwave Focusing Platform, for the treatment of breast cancer. The Company has received approvals from both the USA FDA and the Canadian Bureau of Medical Devices (BMD) to initiate the Pivotal Phase III breast cancer treatment study for the Company’s APA 1000 Breast Cancer System, developed from the APA Microwave Focusing Platform.

Initially, the Company was featured in a short TV ad on both BNN (Business News Network) and the Fox Business News Network hosted by Taylor Thoen, Executive Producer. These ads were broadcasted in early November.

This week, the week of Nov 17, 2014, a new advertising spot began airing as a short commercial and is being aired Monday through Friday - 5am-12am on Bloomberg TV. This campaign will run for three weeks.

Below is the link to the commercial that was broadcast on Bloomberg TV:

http://www.b-tv.com/medifocus-inc/

In addition to all of this, Medifocus will be a sponsor and have a print ad in the Mediaplanet’s sponsored insert called, “Breast Cancer Care featuring Giuliana Rancic” on Dec 5, 2014. This will be distributed to “USA Today” newspaper subscribers and newsstands throughout the US.

Medifocus recently announced that its Registration Statement on Form 20-F that was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 17, 2014, as subsequently amended, has become effective. As a result of that filing, Medifocus’ common shares are now registered with the SEC pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As an SEC-reporting foreign private issuer, Medifocus is obligated to file certain reports under the Exchange Act, including Annual Reports on Form 20-F, Reports of Foreign Private Issuers on Form 6-K, and other reports applicable to foreign private issuers.

About Medifocus, Inc.

Medifocus owns two fully developed technology platforms with comprehensive United States and international patent protection: (i) The Endo-thermotherapy Platform-a catheter-basis focused heat technology platform that utilizes natural body openings to deliver precise microwave thermotherapy to the diseased sites. The United States Food and Drug Administration (FDA) approved Prolieve Thermodilatation System for the treatment of Benign Prostatic

Hyperplasia (BPH) was developed based on the Endo-thermotherapy and is currently generating revenue; and (ii) the Adaptive Phased Array (APA) Microwave Focusing Platform, invented by the Massachusetts Institute of Technology, licensed to Medifocus directs precisely focused microwave energy at tumor center to induce shrinkage or eradication of tumors without undue harm to surrounding tissue. Medifocus’ APA 1000 Breast Cancer Treatment System, developed from the APA technology platform, has received approval from the FDA and Health Canada to conduct the pivotal Phase III clinical trials. Medifocus believes that these two technology platforms can provide the design basis for the development of multiple cancer treatment systems for surface, subsurface and deep seated localized and regional cancers. Please visit www.medifocusinc.com, www.prolieve.com and http://www.facebook.com/pages/Medifocus-Inc-Company-Page/546315028715627 for more details.

Forward-Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information”, which may not be based on historical facts. Forward-looking statements and forward-looking information, include, but are not limited to, information and statements with respect the structure and the proceeds of the Offering and the expected use of the proceeds. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate,” “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made. Such forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause the actual results events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or forward-looking information. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements and forward-looking information. Except as required by applicable securities laws, Medifocus disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, events or developments.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Medifocus Contact:

John Mon

COO

Medifocus, Inc.

Tel: 410-290-5734

JohnMon@medifocusinc.com